                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  TRAFFIX, INC.
                 ----------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                    892721101
                 ----------------------------------------------
                                 (CUSIP Number)


                              Murray L. Skala, Esq.
           Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP
                              750 Lexington Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 888-8200
                 ----------------------------------------------
                 (Name , Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                December 14, 2001
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


-------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 892721101

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jeffrey L. Schwartz


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]  (b)  [ ]

3       SEC USE ONLY:

4       SOURCE OF FUNDS:            Not Applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:

               United States

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER

                      2,520,110 shares (includes 422,245 shares issuable upon the exercise of options held by the reporting person; does not include 70,000 shares issuable upon the exercise of options held by the reporting person which vest more than sixty days after the date hereof.)

8              SHARED VOTING POWER

                      0 shares

9              SOLE DISPOSITIVE POWER

                      2,520,110 shares (includes 422,245 shares issuable upon the exercise of options held by the reporting person; does not include 70,000 shares issuable upon the exercise of options held by the reporting person which vest more than sixty days after the date hereof.)

10             SHARED DISPOSITIVE POWER

                      0 shares


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,520,110 shares (includes 422,245 shares issuable upon the exercise of options held by the reporting person; does not include 70,000 shares issuable upon the exercise of options held by the reporting person which vest more than sixty days after the date hereof.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

               17.0%

14   TYPE OF REPORTING PERSON*:

               IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1: Security and Issuer.

        The securities to which this Amendment No. 1 to Schedule 13D relates are the shares of Common Stock, par value $.001 per share of Traffix, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The address of the Company's principal executive office is One Blue Hill Plaza, Pearl River, NY 10965.

Item 2: Identity and Background

               (a)    Jeffrey L. Schwartz

               (b)    Traffix, Inc.
                      One Blue Hill Plaza
                      Pearl River, NY 10965

               (c)    Chief Executive Officer
                      Traffix, Inc.
                      One Blue Hill Plaza
                      Pearl River, NY 10965

               (d)(e) During the last five years, the reporting person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The reporting person is a citizen of the United States of America.

Item 3: Source or Amount of Funds or Other Consideration.

        Not applicable.

Item 4: Purpose of the Transaction.

        Not applicable.

Item 5: Interest in Securities of the Issuer.

        (a) As of the date hereof, the reporting person beneficially owns 2,520,110 shares of the Company's common stock (including 422,245 shares issuable upon the exercise of options held by the reporting person, but excluding 70,000 shares issuable upon the exercise of options held by the reporting person which vest more than sixty days after the date hereof), which represents approximately 17.0% of the Company's outstanding common stock.

        (b)    Number of shares beneficially owned by the reporting person with:

               SOLE VOTING POWER

                      2,520,110 shares

               SHARED VOTING POWER

                      0 shares

               SOLE DISPOSITIVE POWER

                      2,520,110 shares

               SHARED DISPOSITIVE POWER

                      0 shares

        (c) The following summarizes transactions in the Common Stock effected by the reporting person during the past sixty days:

        (1) On December 1, 2001, the reporting person entered into an Employment Agreement with the Company. As part of his overall compensation package, the reporting person was issued an option to purchase 105,000 shares of the Company's common stock at an exercise price of $5.70 per share. The reporting person's right to exercise such option vests as follows:

               Number of Shares             Date After Which Shares Can Be Purchased
               ----------------             ----------------------------------------
               35,000 Shares                December 1, 2001
               35,000 Shares                December 1, 2002
               35,000 Shares                December 1, 2003

        (2) On December 14, 2001, the reporting person entered into a Purchase Agreement with a group of purchasers pursuant to which such purchasers agreed to acquire from the reporting person 200,000 shares of the Company's common stock at a purchase price of $5.75 per share (the "Sold Shares").

        In accordance with the terms of the Purchase Agreement, the purchase price proceeds were deposited into the escrow account of counsel to the Company, to be disbursed upon the effective registration of the Sold Shares with the Commission. The Purchase Agreement further provided that a registration statement covering the Sold Shares must be filed with the Commission on Form S-3 no later than 30 days after December 14, 2001, and if such registration statement is not declared effective within 120 days from the filing date, each of the purchasers has the separate right, exercisable within 150 days after such filing date, to a full refund of its pro rata portion of the purchase price in consideration for surrender of its pro rata portion of the Sold Shares, provided such exercise is made prior to the date the registration statement has been declared effective.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

               Not applicable.

Item 7: Exhibits

        None.

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2002
---------------------------------
Date

/s/ Jeffrey L. Schwartz
---------------------------------
Jeffrey L. Schwartz


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).